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                                                                    EXHIBIT 9(R)

                             AGREEMENT RELATING TO
                            ADMINISTRATION AGREEMENT


                 This AGREEMENT, is made as of the 29th day of March, 1995 between Pacific Horizon Funds, Inc., a Maryland Corporation, (the "Fund"), and Concord Holding Corporation, a Delaware Corporation ("Concord").

                 WHEREAS, the Fund is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act") and has entered into an administration agreement (the "Administration Agreement"), dated November 13, 1989 with Concord pursuant to which Concord acts as administrator for the Fund, and

                 WHEREAS, the Administration Agreement provides that it will automatically terminate in the event of its assignment, as that term is defined in the Investment Company Act of 1940 (the "1940 Act"), and

                 WHEREAS, Concord has entered into a definitive merger agreement with The BISYS Group, Inc. ("BISYS") pursuant to which a subsidiary of BISYS will merge with and into Concord and Concord will become a wholly-owned subsidiary of BISYS (the "Merger") on or about March 31, 1995 (the actual date of the Merger to be referred to as the "Merger Date"), and

                 WHEREAS, the Merger will result in a change of control of Concord that may be deemed to result in an assignment and termination of the Administration Agreement as that term is defined in the 1940 Act, and

                 WHEREAS, the Fund wishes to continue to retain Concord as administrator of the Fund following the Merger on the same terms and conditions as exist prior to the Merger Date and Concord wishes to continue to serve as administrator under those same terms.

                 NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties hereto agree as follows:

                 4. RENEWAL AND REINSTATEMENT OF ADMINISTRATION AGREEMENT. The Parties hereby agree that, effective upon the termination of the Administration Agreement on the Merger Date, the Administration Agreement shall be automatically, and without need of further action, renewed and reinstated and shall continue in effect under its current terms. The Parties further agree
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that the renewal and reinstatement of the Administration Agreement shall be evidenced by their respective execution of this Agreement and that no further agreement or documentation shall be required.

                 5.       OTHER MATTERS.

                          a.      In the event the Merger is not consummated
within 120 calendar days of the date hereof, this Agreement shall become null and void and therefore have no effect on the Administration Agreement.

                          b.      This Agreement may be executed in one or more
counterparts, each of which may be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.


                          CONCORD HOLDING CORPORATION



                          By:/s/ Richard Stierwalt
                             ------------------------

                          PACIFIC HORIZON FUNDS, INC.



                          By:/s/ Thomas M. Collins
                             ------------------------




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